NO ACT

PE 12-16-11

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

12025179

January 25, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-25-12

Jared M. Brandman
The Coca-Cola Company
jbrandman@coca-cola.com

Re: The Coca-Cola Company
Incoming letter dated December 16, 2011

Dear Mr. Brandman:

This is in response to your letter dated December 16, 2011 concerning the shareholder proposal submitted to Coca-Cola by Domini Social Investments, Trillium Asset Management Corporation on behalf of Louise Rice, the Benedictine Sisters of Boerne, Texas, and As You Sow Foundation on behalf of Cedar Tree Foundation. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Adam Kanzer
Domini Social Investments
akanzer@domini.com

Jonas Kron
Trillium Asset Management Corporation
jkron@trilliuminvest.com

Sr. Susan Mika, OSB
Benedictine Sisters
285 Oblate Dr.
San Antonio, TX 78216

Michael Passoff
As You Sow
313 California Street, Suite 510
San Francisco, CA 94104

January 25, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 16, 2011

The proposal requests that the board prepare a report updating investors on how the company is responding to public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings and any material risks to the company's market share or reputation in staying the course with the continued use of BPA.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under Rule 14a-8(i)(10). Based on the information you have presented, it appears that Coca-Cola's public disclosures compare favorably with the guidelines of the proposal and that Coca-Cola has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Karen Ubell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

The Coca-Cola Company

Jared M. Brandman
Securities Counsel
Office of the Secretary
Email: jbrandman@coca-cola.com

P.O. Box 1734
Atlanta, GA 30301
(404) 676-2749
Fax: (404) 598-2749

Rule 14a-8(i)(10)

December 16, 2011

BY E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Coca-Cola Company – Notice of Intent to Omit from Proxy Materials Shareholder Proposal Submitted by Domini Social Investments and co-filers

Ladies and Gentlemen:

The Coca-Cola Company, a Delaware corporation (the "Company"), submits this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") received from Domini Social Investments ("Domini"), as the lead sponsor, and Trillium Asset Management on behalf of Louise Rice, Benedictine Sisters of Boerne, Texas and As You Sow Foundation on behalf of Cedar Tree Foundation, as co-filers (the "Co-Filers" and together with Domini, the "Proponent") from its proxy materials for its 2012 Annual Meeting of Shareowners (the "2012 Proxy Materials"). The Proposal was received by the Company on November 9, 2011. The Company requests confirmation that the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(10) under the Exchange Act.

A copy of the Proposal and all related correspondence with Domini is attached as Exhibit A. A copy of all correspondence with the co-filers is attached as Exhibit B. In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its attachments are being e-mailed to the Staff at shareholderproposals@sec.gov. A copy of this letter and its attachments are simultaneously being sent to the Proponent as notice of the Company's intent to omit the Proposal from the 2012 Proxy Materials as required by Rule 14a-8(j).

The Company currently intends to file definitive copies of its 2012 Proxy Materials with the Commission on or about March 8, 2012, and this letter is being sent to the Staff more than 80 calendar days before such date in accordance with Rule 14a-8(j).

The Proposal[1]

The Proposal states:

> **RESOLVED:** Shareholders request the Board of Directors to publish a report by September 1, 2012, at reasonable cost and excluding confidential information, updating investors on how the company is responding to the public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA.

Basis for Exclusion

The Company believes that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

Analysis

The Proposal Is Excludable Pursuant To Rule 14a-8(10) Because The Company Has Substantially Implemented The Proposal

Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company "has already substantially implemented the proposal." In 1983, the Commission adopted the current interpretation of the exclusion, noting that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented:

> "In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [the predecessor provision to Rule 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Release No. 34-20091 (August 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules reaffirmed this position. See Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

[1] The entire Proposal, including the introductory and supporting statements to the Proposal, is set forth in Exhibit A to this letter.

The Commission has stated that the general policy underlying the substantially implemented basis for exclusion under Rule 14a8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976) (the "1976 Release"). Furthermore, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. See Exelon Corp. (avail. February 26, 2010); Anheuser-Busch Cos., Inc. (avail. January 17, 2007); ConAgra Foods, Inc. (avail. July. 3, 2006); Johnson & Johnson (avail. February 17, 2006); Talbots Inc. (avail. April 5, 2002); Masco Corp. (avail. March 29, 1999).

Further, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the shareholder proponent. Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. See 1983 Release. See also General Electric Company (avail. December 24, 2009) (allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company reevaluate its policy of and prepare a report regarding designing and selling nuclear reactors for the production of electrical power where the company prepared a report on nuclear energy that was available on its website); Caterpillar Inc. (avail. March 11, 2008); Wal-Mart Stores, Inc. (avail. March 10, 2008); PG&E Corp. (avail. March 6, 2008); The Dow Chemical Co. (avail. March 5, 2008); Johnson & Johnson (avail. February 22, 2008) (each allowing exclusion under Rule 14a-8(i)(l0) of a shareholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives); ConAgra Foods, Inc. (avail. July 3, 2006) (allowing exclusion under Rule 14a-8(i)(l0) of a shareholder proposal seeking a sustainability report where the company was already providing information generally of the type proposed to be included in the report); Exxon Mobil Corporation (avail. March 18, 2004) and Xcel Energy, Inc. (avail. February 17, 2004) (both allowing exclusion under Rule 14a-8(i)(l0) of a shareholder proposal requesting that the board of directors prepare a report explaining the company's response to certain climate-related issues where the company was already generally addressing such issues through various policies and reports).

The Company believes that it may exclude the Proposal because, as discussed below, the Company has already substantially implemented the Proposal through information already publically available on the Company's website.

The Proposal Has Been Substantially Implemented Through Information Already Publically Available On The Company's Website

The information on the Company's website about Bisphenol A (BPA) and aluminum can safety substantially implements the Proposal for purposes of Rule 14a-8(i)(10) because it implements the Proposal's stated essential objective of "updating investors on how the company is responding to the public policy challenges associated BPA." As described in more detail below, the information on the Company's website provides the Company's shareowners and other interested stakeholders with comprehensive information about the use of BPA in aluminum can liners and the Company's priority of ensuring the safety and quality of its products and packaging. Specifically, the Company's website includes its Bisphenol A (BPA) Assessment document (www.thecoca-colacompany.com/contactus/faq/Bisphenol-A-Assessment.pdf), which contains a variety of information, including (i) details of the safety and quality of the Company's products, (ii) the Company's position on BPA and aluminum can safety, (iii) information about scientific studies regarding the safety of BPA, (iv) the Company's work with third parties on the exploration for alternatives to linings containing BPA, (v) the Company's monitoring of applicable public policy discussions, research and regulatory developments and (vi) the Company's engagement with stakeholders concerned about BPA.

To help ensure this information is readily accessible, the Products and Packaging category on the Frequently Asked Questions section of the Company website (www.thecoca-colacompany. com/contactus/faq/packaging.html) includes the following question: "Are your products safe to consume if they are in aluminum cans with liners containing BPA?" The response to this question provides a brief summary of the Company's position on the use of BPA in aluminum can liners and includes a link to the Aluminum Can Safety section of the website (www.thecoca-colacompany. com/contactus/faq/coca-cola-bpa.html), which includes substantially the same information as, and a link to, the Bisphenol A (BPA) Assessment document. A copy of the Bisphenol A (BPA) Assessment document and the other sections of the Company website referenced above (collectively, the "Company Website Information") is attached as Exhibit C.

The Company Website Information speaks directly to the issues raised in the Proposal and presents the precise scenario contemplated by the Commission when it adopted the predecessor to Rule 14a-8(i)(10) "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." 1976 Release. As described above, the Company Website Information includes detailed information regarding the Company's position on BPA and aluminum can safety, the Company's priority of ensuring the safety and quality of its products and packaging and the Company's involvement in applicable public policy discussions, research and regulatory developments, which directly addresses the underlying concerns and stated objective of the Proposal.

The Company Website Information also directly addresses the additional elements referenced in the Proposal's resolution. The Company Website Information includes detailed information regarding (i) the Company's commitment to offering safe, quality products, which addresses what the Company is doing to maintain its position of leadership and public trust, as referenced in the Proposal, (ii) the Company's efforts regarding finding alternatives to can liners containing BPA, without divulging confidential information, as referenced in the Proposal and (iii) the Company's commitment to continue to monitor applicable public policy discussions, research and regulatory developments and its engagement with stakeholders, which addresses the assessment of risk referenced in the Proposal. In addition, the risk factor under the heading "Changes in, or failure to comply with, the laws and regulations applicable to our products and business operations could increase our costs or reduce our net operating revenues" included on page 20 of Part I, Item 1A (Risk Factors) of the Company's Annual Report on Form 10-K for the year ended December 31, 2010, addresses the assessment of risk referenced in the Proposal. For ease of reference, the text of this risk factor is also included in Exhibit C. Thus, each request set forth in the Proposal to be included in a report is already publically available and has been satisfied by the Company Website Information.

As highlighted above, the Staff has on numerous occasions concurred with the exclusion of proposals similar to the Proposal where the company had already published information addressing the items requested in the proposal. See General Electric Company (avail. December 24, 2009); Caterpillar Inc. (avail. March 11, 2008); Wal-Mart Stores, Inc. (avail. March 10, 2008); PG&E Corp. (avail. March 6, 2008); The Dow Chemical Co. (avail. March 5, 2008); Johnson & Johnson (avail. February 22, 2008); ConAgra Foods, Inc. (avail. July 3, 2006); Exxon Mobil Corporation (avail. March 18, 2004) and Xcel Energy, Inc. (avail. February 17, 2004). In addition, Staff precedent indicates that such company reports need not be of any set minimum length in order for no action relief to be granted. See Aetna Inc. (avail. March 27, 2009) (concurring with the exclusion of a proposal requesting a report on company responses to concerns regarding gender and insurance where the company published a three-page policy paper on the subject).

Accordingly, the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented.

Conclusion

For the reasons set forth above, the Company hereby respectfully requests confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is excluded from the 2012 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, the Company would appreciate the opportunity to confer with the Staff prior to issuance of the Staff's response.

Should the Staff have any questions regarding this matter, please feel free to call me at (404) 676-2749.

Sincerely,

Jared M. Brandman
Securities Counsel

c: Domini Social Investments
Trillium Asset Management on behalf of Louise Rice
Benedictine Sisters of Boerne, Texas
As You Sow Foundation on behalf of Cedar Tree Foundation
Gloria K. Bowden, The Coca-Cola Company
Mark E. Preisinger, The Coca-Cola Company

Enclosures

Exhibit A

Copy of the Domini Social Investments Proposal and Correspondence

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

November 9, 2011

Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

Via Fax: 404-676-8409 and email: shareownerservices@na.ko.com.

Re: Shareholder Proposal Requesting Report on Bisphenol A

Dear Secretary:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds, including the Domini Social Equity Fund. Earlier today, I submitted a shareholder proposal. Please disregard that proposal and use the attached, which includes a slight revision. I apologize for the confusion.

I am writing to submit the enclosed shareholder proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Coca-Cola shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Coca-Cola shares from State Street Corporation, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

You will be receiving identical proposals from several investors. Please consider Domini Social Investments as the lead sponsor of the proposal. We would welcome the opportunity to discuss this proposal with you. I can be reached at (212) 217-1027 and at akanzer@domini.com.

Sincerely,

Adam Kanzer
Managing Director & General Counsel

Encl.

532 Broadway, 9th Floor | New York, NY 10012-3939 | TEL: 212-217-1100 | FAX: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor

Report on BPA Use

WHEREAS: The value of Coca-Cola's brand is based on consumer trust. Coca-Cola's canned beverages use linings containing Bisphenol A (BPA), a potentially hazardous chemical.

BPA can leach out of the epoxy lining of canned foods and beverages resulting in human exposures. BPA can mimic estrogen in the body; a number of animal studies link BPA, even at very low doses, to potential changes in brain structure, immune system, male and female reproductive systems, and to tissue associated with increased rates of breast cancer. Experts are particularly concerned about exposure to BPA by the very young and pregnant women.

A study published in the Journal of the American Medical Association associated BPA with increased risk for human heart disease and diabetes. The US Food and Drug Administration has expressed concern about the potential effects of BPA on the brain, behavior, and prostate gland in fetuses, infants, and young children, and supports additional research.

The proponents believe that Coca-Cola has misrepresented the scientific consensus. For example, its Bisphenol A Assessment (11/11) claims "current levels of exposure to Bisphenol A (BPA) through beverage packaging pose no health risk to the general population, including children." Yet, ten US states and several local governments have banned BPA in children's reusable food and beverage containers. The European Union, China and Malaysia instituted bans on BPA in baby bottles in 2011. Canada added BPA to its list of toxic substances in 2010. Japan took BPA out of can linings in the 1990's.

Proponents believe the use of BPA poses regulatory, reputational and legal risk. More than 20 states and multiple federal bills have introduced legislation to ban or limit the use of BPA. Coca-Cola has received considerable media coverage over its use of BPA. Health organizations including the Breast Cancer Fund have conducted high profile consumer campaigns targeting food companies over their use of BPA in their can linings. Class action lawsuits against other companies contend that manufacturers and retailers failed to adequately disclose BPA's risks.

Companies, including Hain Celestial, ConAgra, and H.J. Heinz use BPA-free can linings for certain products, and have timelines to transition to BPA-free packaging across all products. Nestle and Kroger also publicly stated they will remove BPA from their products. General Mills and Campbell's have publicly stated that they are conducting hundreds of tests looking for alternatives to BPA can linings.

RESOLVED: Shareholders request the Board of Directors to publish a report by September 1, 2012, at reasonable cost and excluding confidential information, updating investors on how the company is responding to the public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA.

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P.O. BOX 1734
ATLANTA, GA 30301
404-676-2121
OUR REFERENCE NO.

November 17, 2011

By Certified Mail, Return Receipt Requested

Mr. Adam M. Kanzer
Managing Director & General Counsel
Domini Social Investments
532 Broadway, 9th Floor
New York, NY 10012-3939

Dear Mr. Kanzer:

On November 9, 2011, we received your letter dated November 9, 2011 addressed to the Office of the Secretary of The Coca-Cola Company (the "Company") in which you submitted a shareholder proposal on behalf of Domini Social Investments. A copy of this letter is attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you of the following eligibility deficiency in your letter:

> You did not include any information to prove that Domini Social Investments has continuously held, for at least one year prior to the date you submitted its proposal, shares of Company Common Stock having at least $2,000 in market value or 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list Domini Social Investments as a registered holder of shares of Company Common Stock. Since Domini Social Investments is not a registered holder of shares of Company Common Stock, Rule 14a-8(b)(2) [Question 2] tells you how to prove its eligibility (for example if Domini Social Investments' shares are held indirectly through its broker or bank). *Staff Legal Bulletin No. 14F* (October 18, 2011) provides new guidance on submitting proof of ownership, including where the broker or bank is not on Depository Trust Company's participant list.

The requested information must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If Domini Social Investments does not do so, we may exclude its proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 and *Staff Legal Bulletin No. 14F* (October 18, 2011). To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@coca-cola.com; to reply by courier, please reply to my attention at NAT 2136,

One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2136, P.O. Box 1734, Atlanta, Georgia, 30301.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

A. Jane Kamenz
Securities Counsel

c: Gloria Bowden
Mark Preisinger

Enclosures

STATE STREET.

State Street Corporation
200 Clarendon Street
Boston, MA. 02116

November 15, 2011

Adam Kanzer
General Counsel & Director of Shareholder Advocacy
532 Broadway, 9th Floor
New York, NY 10012-3939

Re: Domini Social Equity Fund

Dear Mr. Kanzer:

This is confirmation that State Street Bank & Trust, as custodian for the Domini Social Equity Fund, has continuously held shares of The Coca Cola Co. for more than one year in account 997 at the Depository Trust Company. As of November 9, 2011, State Street held 26,665 shares, 165 of which were held continuously for more than one year.

Security	Number of Shares	Shares Held 1+ Years
The Coca Cola Co.	26,665	165

If you have any questions or need additional information, please contact me at 617-662-9725.

Sincerely,

Michael Cassista
Officer
State Street Bank & Trust

Limited Access

Exhibit B

Copy of the Co-Filers Correspondence

Trillium
ASSET MANAGEMENT

FAX TRANSMITTAL FORM

TO: Coca-Cola Company FROM: Jonas Kron

FAX #: 404 676 8409 DATE: 11/10/11

ATTN: Office of the Secretary TIME:

PAGES (Including Form): 3 REPLY REQUESTED YES NO

COMMENTS:

RECEIVED
NOV 10 2011
Office of the Secretary

TRILLIUM ASSET MANAGEMENT
25 Years of Investing for a Better World
Trillium Asset Management Corporation
www.trilliuminvest.com

November 9, 2011

Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, Georgia 30301

Via Fax: 404-676-8409 and email: shareownerservices@na.ko.com.

Re: Shareholder Proposal Requesting Report on Bisphenol A

Dear Secretary:

Earlier today we filed a shareholder proposal with the company. Enclosed please find a revised proposal. Pursuant to Staff Legal Bulletin No. 14F issued on October 18, 2011, a revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c). If the company intends to submit a no-action request, it must do so with respect to the revised proposal. We also note that revisions to a proposal do not trigger a requirement to provide proof of ownership a second time.

I am hereby authorized to notify you of our intention to co-file, on behalf of our client, Louise Rice, the enclosed shareholder resolution at The Coca-Cola Company (KO) with lead filer Domini Social Investments. This resolution is submitted for inclusion in the 2012 proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Ms. Rice is the beneficial owners, per rule 14a-8, of 429 shares of KO common stock acquired more than one year prior to this date. Ms. Rice will remain invested in this position through the date of the 2012 annual meeting. We will provide verification of ownership from the custodian separately.

Please direct any communications, including copies of correspondence to Domini Social Investments, to myself at (503) 592-0864, or via email to jkron@trilliuminvest.com.

We appreciate your attention to this matter.

Sincerely,

Jonas Kron,
Deputy Director, Shareholder Advocacy

Enclosure

Report on BPA Use

WHEREAS: The value of Coca-Cola's brand is based on consumer trust. Coca-Cola's canned beverages use linings containing Bisphenol A (BPA), a potentially hazardous chemical.

BPA can leach out of the epoxy lining of canned foods and beverages resulting in human exposures. BPA can mimic estrogen in the body; a number of animal studies link BPA, even at very low doses, to potential changes in brain structure, immune system, male and female reproductive systems, and to tissue associated with increased rates of breast cancer. Experts are particularly concerned about exposure to BPA by the very young and pregnant women.

A study published in the Journal of the American Medical Association associated BPA with increased risk for human heart disease and diabetes. The US Food and Drug Administration has expressed concern about the potential effects of BPA on the brain, behavior, and prostate gland in fetuses, infants, and young children, and supports additional research.

The proponents believe that Coca-Cola has misrepresented the scientific consensus. For example, its Bisphenol A Assessment (11/11) claims "current levels of exposure to Bisphenol A (BPA) through beverage packaging pose no health risk to the general population, including children." Yet, ten US states and several local governments have banned BPA in children's reusable food and beverage containers. The European Union, China and Malaysia instituted bans on BPA in baby bottles in 2011. Canada added BPA to its list of toxic substances in 2010. Japan took BPA out of can linings in the 1990's.

Proponents believe the use of BPA poses regulatory, reputational and legal risk. More than 20 states and multiple federal bills have introduced legislation to ban or limit the use of BPA. Coca-Cola has received considerable media coverage over its use of BPA. Health organizations including the Breast Cancer Fund have conducted high profile consumer campaigns targeting food companies over their use of BPA in their can linings. Class action lawsuits against other companies contend that manufacturers and retailers failed to adequately disclose BPA's risks.

Companies, including Hain Celestial, ConAgra, and H.J. Heinz use BPA-free can linings for certain products, and have timelines to transition to BPA-free packaging across all products. Nestle and Kroger also publicly stated they will remove BPA from their products. General Mills and Campbell's have publicly stated that they are conducting hundreds of tests looking for alternatives to BPA can linings.

RESOLVED: Shareholders request the Board of Directors to publish a report by September 1, 2012, at reasonable cost and excluding confidential information, updating investors on how the company is responding to the public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA.

Shelley Alpern
Director of Social Research & Advocacy
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Dear Ms. Alpern:

I hereby authorize Trillium Asset Management, LLC to file a shareholder resolution on my behalf at The Coca-Cola Company.

I am the beneficial owner of 429 shares of The Coca-Cola Company (KO) common stock that I have continuously held for more than one year. I intend to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2012.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Louise Rice
c/o Trillium Asset Management Corporation
711 Atlantic Avenue, Boston, MA 02111

10/27/11
Date

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P. O. BOX 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.

November 17, 2011

By Certified Mail, Return Receipt Requested

Mr. Jonas Kron
Deputy Director, Shareholder Advocacy
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Dear Mr. Kron:

On November 10, 2011, we received your letter dated November 9, 2011 addressed to the Office of the Secretary of The Coca-Cola Company (the "Company") in which you submitted a revised shareholder proposal on behalf of your client Louise Rice. You also submitted a copy of a letter dated October 27, 2011 from Louise Rice authorizing Trillium Asset Management, LLC to file a shareholder proposal with the Company on her behalf. A copy of each letter is attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you of the following eligibility deficiency in your letter:

> You did not include any information to prove that Louise Rice has continuously held, for at least one year prior to the date you submitted her proposal, shares of Company Common Stock having at least $2,000 in market value or 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list Louise Rice as a registered holder of shares of Company Common Stock. Since Louise Rice is not a registered holder of shares of Company Common Stock, Rule 14a-8(b)(2) [Question 2] tells you how to prove her eligibility (for example if her shares are held indirectly through her broker or bank). *Staff Legal Bulletin No. 14F* (October 18, 2011) provides new guidance on submitting proof of ownership, including where the broker or bank is not on the Depository Trust Company participant list.

The requested information must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If Louise Rice does not do so, we may exclude her proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 and *Staff Legal Bulletin No. 14F* (October 18, 2011). To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@coca-cola.com; to reply by courier, please reply to my attention at NAT 2136, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2136, P.O. Box 1734, Atlanta, Georgia, 30301.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

A. Jane Kamenz
Securities Counsel

c: Gloria Bowden
Mark Preisinger

Enclosures

charles SCHWAB
ADVISOR SERVICES

1958 Summit Park Dr, Orlando, FL 32810

November 17, 2011

Re: Louise B ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 429 shares of common stock Coca-Cola Company. These 429 shares have been held in this account continuously for one year prior to November 9, 2011.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Darrell Pass

Darrell Pass
Director

Benedictine Sisters
285 Oblate Drive
San Antonio, Texas 78216
210-348-6704 phone
210-348-6745 fax

FAX TO: Office of the Secretary
The Coca Cola Company
PO Box 1734
Atlanta, GA 30301

FAX: 404-676-8409

FROM: Sr. Susan Mika, OSB
Corporate Responsibility Program

NOTE: This is an updated resolution for the filing which supersedes the version we sent via fax on November 9, 2011

2

Benedictine Sisters
285 Oblate Dr.
San Antonio, TX 78216

210-348-6704 phone
210-348-6745 fax

November 4, 2011

Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

By Fax: 404-676-8409

I am writing you on behalf of the Benedictine Sisters of Boerne, Texas to co-file the stockholder resolution on Report on BPA Use. In brief, the proposal states that Shareholders request the Board of Directors to publish a report by September 1, 2012, at reasonable cost and excluding confidential information, updating investors on how the company is responding to the public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Domini Social Equity Funds for consideration and action by the shareholders at the 2012 Annual Meeting. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of $2,000 worth of Coca-Cola stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Adam Kanzer of Domini Social Investments who can be reached at (212) 217-1027 or at akanzer@domini.com. If agreement is reached, Adam Kanzer, as spokesperson for the primary filer, is authorized to withdraw the resolution on our behalf.

Sincerely,

Sr. Susan Mika, OSB

Sr. Susan Mika, OSB
Corporate Responsibility Program

Report on BPA Use

WHEREAS: The value of Coca-Cola's brand is based on consumer trust. Coca-Cola's canned beverages use linings containing Bisphenol A (BPA), a potentially hazardous chemical.

BPA can leach out of the epoxy lining of canned foods and beverages resulting in human exposures. BPA can mimic estrogen in the body; a number of animal studies link BPA, even at very low doses, to potential changes in brain structure, immune system, male and female reproductive systems, and to tissue associated with increased rates of breast cancer. Experts are particularly concerned about exposure to BPA by the very young and pregnant women.

A study published in the Journal of the American Medical Association associated BPA with increased risk for human heart disease and diabetes. The US Food and Drug Administration has expressed concern about the potential effects of BPA on the brain, behavior, and prostate gland in fetuses, infants, and young children, and supports additional research.

The proponents believe that Coca-Cola has misrepresented the scientific consensus. For example, its Bisphenol A Assessment (11/11) claims "current levels of exposure to Bisphenol A (BPA) through beverage packaging pose no health risk to the general population, including children." Yet, ten US states and several local governments have banned BPA in children's reusable food and beverage containers. The European Union, China and Malaysia instituted bans on BPA in baby bottles in 2011. Canada added BPA to its list of toxic substances in 2010. Japan took BPA out of can linings in the 1990's.

Proponents believe the use of BPA poses regulatory, reputational and legal risk. More than 20 states and multiple federal bills have introduced legislation to ban or limit the use of BPA. Coca-Cola has received considerable media coverage over its use of BPA. Health organizations including the Breast Cancer Fund have conducted high profile consumer campaigns targeting food companies over their use of BPA in their can linings. Class action lawsuits against other companies contend that manufacturers and retailers failed to adequately disclose BPA's risks.

Companies, including Hain Celestial, ConAgra, and H.J. Heinz use BPA-free can linings for certain products, and have timelines to transition to BPA-free packaging across all products. Nestle and Kroger also publicly stated they will remove BPA from their products. General Mills and Campbell's have publicly stated that they are conducting hundreds of tests looking for alternatives to BPA can linings.

RESOLVED: Shareholders request the Board of Directors to publish a report by September 1, 2012, at reasonable cost and excluding confidential information, updating investors on how the company is responding to the public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA.

Fidelity Private Client Group℠

139 N. LOOP 1604 E. SUITE 103 San Antonio, TX 78232
Phone: 800-544-5704 Team 780
www.fidelity.com

Fidelity INVESTMENTS

November 4, 2011

Gloria K. Bowden
Associate General Counsel and Secretary
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, GA 30313

Re: Filing of stockholder resolution by Congregation of Benedictine Sisters

Dear Gloria K. Bowden

As of November 4, 2011, the Benedictine sister Charitable Trust held, and has held continuously for at least one year, $2000 worth of Coca Cola common shares. Symbol KO.

If you need any other information, please contact us. 210-490-1905 ext.52775

Sincerely,

Timothy Exiner
Private client Specialist

Fidelity Brokerage Services LLC. Member NYSE, SIPC

CC: Sr. Susan Mika, OSB

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P. O. BOX 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.

November 18, 2011

By Certified Mail, Return Receipt Requested

Sr. Susan Mika, OSB
Director, Corporate Responsibility Program
Congregation of Benedictine Sisters
285 Oblate Dr.
San Antonio, TX 78216

Dear Sister Mika:

On November 9, 2011, we received your letter dated November 4, 2011 addressed to the Office of the Secretary of The Coca-Cola Company (the "Company") in which you submitted a shareholder proposal on behalf of the Benedictine Sisters of Boerne, Texas (the "Congregation"). On November 10, 2011, we received your revised shareholder proposal. A copy of your letter and the revised proposal are attached.

We also received a letter from Fidelity Investments dated November 4, 2011 confirming the Congregation's requisite ownership of Company stock. A copy of this letter is attached. However, Fidelity Investments is not listed on the Depository Trust Company ("DTC") participant list. Therefore, Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you that you will need to obtain and provide us with proof of ownership from the DTC participant through which the Congregation's shares of Company stock are held. Below is an excerpt from *Staff Legal Bulletin No. 14F* (October 18, 2011) which provides new guidance on submitting proof of ownership where the shareholder's broker or bank is not on DTC's participant list.

> *"How can a shareholder determine whether his or her broker or bank is a DTC participant?*
>
> Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.
>
> *What if a shareholder's broker or bank is not on DTC's participant list?*
>
> The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.

> If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.
>
> *How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*
>
> The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect."

The requested proof of ownership must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If the Congregation does not do so, we may exclude its proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 and *Staff Legal Bulletin No. 14F* (October 18, 2011). To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@coca-cola.com; to reply by courier, please reply to my attention at NAT 2136, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2136, P.O. Box 1734, Atlanta, Georgia, 30301.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

Jane Kamenz

A. Jane Kamenz
Securities Counsel

c: Gloria Bowden
Mark Preisinger

Enclosures

Fidelity Private Client Group

139 N. LOOP 1604 E. SUITE 103 San Antonio, TX 78232
Phone: 800-544-5704 Team 780
www.fidelity.com

Fidelity INVESTMENTS

November 29, 2011

Gloria K. Bowden
Associate General Counsel and Secretary
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, GA 30313

Re: Filing of stockholder resolution by Congregation of Benedictine Sisters

Dear Gloria K. Bowden

As of November 4, 2011, the Benedictine sister Charitable Trust holds, and has held continuously for at least one year, $2000 worth of Coca-Cola common stock (KO.) These shares have been held with National Financial Services (DTC# 0226) a wholly owned subsidiary of Fidelity Investments.

If you need any other information, please contact us. 210-490-1905 ext.52775

Sincerely,

Ben Pruett

Ben Pruett
Vice President, Senior Account Executive

Fidelity Brokerage Services LLC. Member NYSE, SIPC

CC: Sr. Susan Mika, OSB

RECEIVED
DEC 08 2011
Office of the Secretary

AS YOU SOW

Fax Cover Sheet

Date: 11/10/2011

TO

ATTN: Corporate Secretary of The Coca-Cola Company

Phone:

Fax: (404) 676-8409

FROM

Name: Corinne Bendersky, As You Sow

Phone: (415) 692-0712

Fax: (415) 391-3245

Re: Shareholder Proposal Re: Report on BPA Use

Total pages being transmitted, including cover page: 4

Remarks: Enclosed please find: filing letter, shareholder proposal for a report on BPA use, and authorization for As You Sow to act on behalf of the Cedar Tree Foundation. If you have any questions, please call 415-692-0712.

AS YOU SOW
311 California Street, Suite 510
San Francisco, CA 94104
www.asyousow.org
BUILDING A SAFE, JUST AND SUSTAINABLE WORLD SINCE 1992

10 November 2011

Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, Georgia 30301

Dear Corporate Secretary:

The As You Sow Foundation is a non-profit organization whose mission is to promote corporate responsibility. We represent Cedar Tree Foundation, a beneficial shareholder of Coca-Cola Co.

Cedar Tree Foundation has held at least $2,000 worth of Coca-Cola Co stock continuously for over a year and these shares will be held through the date of the 2012 stockholders meeting.

I am hereby authorized to notify you that on behalf of Cedar Tree Foundation, As You Sow is co-filing the enclosed resolution so that it will be included in the 2012 proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934 and presented for consideration and action by the stockholders at the next annual meeting. Authority for As You Sow to act on behalf of Cedar Tree is attached. Proof of ownership is being sent separately. Adam Kanzer of Domini Social Investments will be the main contact person for this resolution, please copy As You Sow with any correspondence sent to Mr. Kanzer.

The resolution requests the Board of Directors to publish a report by September 1, 2012, at reasonable cost and excluding confidential information, updating investors on how the company is responding to the public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA.

We will be glad to consider withdrawing the resolution once we have established a more substantive dialogue with the company on these important financial, health, and environmental issues.

Sincerely,

Michael Passoff

CC:
Adam Kanzer, Domini Social Investments
Jonas Kron, Trillium Asset Management
Sr. Susan Mika, OSB, Benedictine Sisters
Julie Wakoty, ICCR

Report on BPA Use

WHEREAS: The value of Coca-Cola's brand is based on consumer trust. Coca-Cola's canned beverages use linings containing Bisphenol A (BPA), a potentially hazardous chemical.

BPA can leach out of the epoxy lining of canned foods and beverages resulting in human exposures. BPA can mimic estrogen in the body; a number of animal studies link BPA, even at very low doses, to potential changes in brain structure, immune system, male and female reproductive systems, and to tissue associated with increased rates of breast cancer. Experts are particularly concerned about exposure to BPA by the very young and pregnant women.

A study published in the Journal of the American Medical Association associated BPA with increased risk for human heart disease and diabetes. The US Food and Drug Administrationhas expressed concern about the potential effects of BPA on the brain, behavior, and prostate gland in fetuses, infants, and young children, and supports additional research.

The proponents believe that Coca-Cola has misrepresented the scientific consensus. For example, its Bisphenol A Assessment (11/11) claims "current levels of exposure to Bisphenol A (BPA) through beverage packaging pose no health risk to the general population, including children." Yet, ten US states and several local governments have banned BPA in children's reusable food and beverage containers. The European Union, China and Malaysia instituted bans on BPA in baby bottles in 2011. Canada added BPA to its list of toxic substances in 2010. Japan took BPA out of can linings in the 1990's.

Proponents believe the use of BPA poses regulatory, reputational and legal risk. More than 20 states and multiple federal bills have introduced legislation to ban or limit the use of BPA. Coca-Cola has received considerable media coverage over its use of BPA. Health organizations including the Breast Cancer Fund have conducted high profile consumer campaigns targeting food companies over their use of BPA in their can linings. Class action lawsuits against other companies contend that manufacturers and retailers failed to adequately disclose BPA's risks.

Companies, including Hain Celestial, ConAgra, and H.J. Heinz use BPA-free can linings for certain products, and have timelines to transition to BPA-free packaging across all products. Nestle and Kroger also publicly stated they will remove BPA from their products. General Mills and Campbell's have publicly stated that they are conducting hundreds of tests looking for alternatives to BPA can linings.

RESOLVED: Shareholders request the Board of Directors to publish a report by September 1, 2012, at reasonable cost and excluding confidential information, updating investors on how the company is responding to the public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA.

CEDAR TREE FOUNDATION

Michael Passoff
As You Sow
311 California Street, Suite 650
San Francisco, CA 94104

Dear Mr. Passoff:

I hereby authorize As You Sow to file a shareholder resolution on behalf of the Cedar Tree Foundation at the Coca-Cola Company.

The Cedar Tree Foundation is the beneficial owner of more than $2000 worth of common stock in the Coca-Cola Company that has been held continuously for more than one year. The Cedar Tree Foundation intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2012.

The Cedar Tree Foundation specifically gives As You Sow full authority to deal on our behalf with any and all aspects of the aforementioned shareholder resolution. I understand that the Cedar Tree Foundation may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

[signature]

Debra Moniz
Cedar Tree Foundation

11-10-2011
Date

c/o As You Sow
311 California St., Suite 650, San Francisco CA 94104
Fax: 415-391-3245
Email: michael@asyousow.org

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P.O. BOX 1734
ATLANTA, GA 30301

404-676-2121
OUR REFERENCE NO.

November 17, 2011

By Certified Mail, Return Receipt Requested

Mr. Michael Passoff
As You Sow Foundation
311 California Street, Suite 510
San Francisco, CA 94104

Dear Mr. Passoff:

On November 10, 2011, we received your letter dated November 10, 2011 addressed to the Office of the Secretary of The Coca-Cola Company (the "Company") in which you submitted a shareholder proposal (the "Proposal") on behalf of Cedar Tree Foundation, which you identified as a shareholder of the Company. You also submitted a copy of a letter dated November 10, 2011 from Ms. Debra Moniz of Cedar Tree Foundation authorizing As You Sow to file a shareholder proposal with the Company on its behalf. A copy of each letter is attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you of the following eligibility deficiency in your letter:

> You did not include any information to prove that Cedar Tree Foundation has continuously held, for at least one year prior to the date you submitted the Proposal, shares of Company Common Stock having at least $2,000 in market value or 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list Cedar Tree Foundation as a registered holder of shares of Company Common Stock. Since Cedar Tree Foundation is not a registered holder of shares of Company Common Stock, Rule 14a-8(b)(2) [Question 2] tells you how to prove its eligibility (for example if Cedar Tree Foundation's shares are held indirectly through its broker or bank). *Staff Legal Bulletin No. 14F* (October 18, 2011) provides new guidance on submitting proof of ownership, including where the broker or bank is not on the Depository Trust Company participant list.

The requested information must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If not, we may exclude the Proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 and *Staff Legal Bulletin No. 14F* (October 18, 2011). To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@coca-cola.com; to reply by courier, please reply to my attention at NAT 2136, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2136, P.O. Box 1734, Atlanta, Georgia, 30301.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

A. Jane Kamenz
Securities Counsel

c: Gloria Bowden
Mark Preisinger

Enclosures

RBC Wealth Management
A Division of RBC Capital Markets, LLC

SRI Wealth Management Group
345 California Street | Floor 29
San Francisco, CA 94104

November 10, 2011

To Whom It May Concern:

This is to confirm that the Cedar Tree Foundation is the beneficial owner of 7,600 shares of The Coca-Cola Corporation (KO) stock. We confirm that Cedar Tree Foundation has at least $2,000 in market value of the voting securities of The Coca-Cola Company and that these shares have been held continuously for at least one year, and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

RBC Wealth Management is a division of RBC Capital Markets Corporation, LLC. We are the manager of Cedar Tree Foundation and other clients' shares held in the account of our parent corporation.

Sincerely,

Catherine Chen, CIMA, AWM
First Vice President – Financial Consultant
SRI Wealth Management Group
RBC Wealth Management
A Division of RBC Capital Markets, LLC

RBC Wealth Management
A Division of RBC Capital Markets, LLC

345 California Street | Floor 29
San Francisco, CA 94104

11/10/2011

To Whom It May Concern:

This letter is to confirm that RBC Wealth Management, a subsidiary of RBC Capital Markets LLC is the custodian for shares held at ***Coca-Cola Company.***, as specified in the attached letter.

These shares are held at Depository Trust Company under RBC Capital Markets LLC.

Sincerely,

Manny Calayag
Vice President – Assistant Complex Manager
RBC Wealth Management
A division of RBC Capital Markets, LLC

Exhibit C

Copy of the Company Website Information

The Coca-Cola Company

Bisphenol A (BPA) Assessment

Our Company occasionally receives inquiries about the use of Bisphenol A, or BPA, in the inside coatings of the aluminum cans we use to package Coca-Cola beverages. We have had many discussions with advocacy groups, consumers, shareowners, scientists, government regulators, elected officials, suppliers and others about aluminum can safety. We have been very transparent with these stakeholders, disclosing to them all non-proprietary information. Also, all of the information we can share at this time is available in this assessment and on the Company's website. We will update this information if and when there are any significant developments.

We take these inquiries and discussions seriously, and have developed the following assessment on the topic to assure any stakeholder focused on BPA that our products are safe and that our Company is being both proactive and ardently engaged with respect to packaging innovations.

The Coca-Cola Company's Commitment to Offering Safe, Quality Products

Ensuring the safety and quality of our products is an unending commitment for The Coca-Cola Company and our topmost duty to our consumers worldwide. This includes a commitment to using safe packaging materials for our products around the world.

The Coca-Cola Company takes our commitment to using safe packaging materials very seriously. We have rigorous standards and practices in place at each stage of our beverage manufacturing process to ensure consistent safety and quality for all our products and packaging.

All components of our containers that come into contact with our products undergo safety assessments and stringent testing and must be permitted for use by the U.S. Food and Drug Administration (U.S. FDA) or other relevant health authorities in all of the countries in which our products are sold.

Coca-Cola Packaging and BPA

All of our products, regardless of the type of packaging used, are safe.

Independent scientists have thoroughly reviewed the data and have assured us that our beverage cans pose no public health risk. Our own scientists also have reviewed the data and are confident about our packaging safety. In addition, the scientific body of evidence has been reviewed independently by several government regulatory agencies throughout the world. These regulatory bodies have repeatedly stated that current levels of exposure to BPA through beverage packaging pose no health risk to the general population, including children.

BPA is a chemical used worldwide in making thousands of materials, including some plastics, coatings, and adhesives. Virtually all metal cans used for food and beverage products are lined on the inside with a coating that uses BPA as a starting material. This coating guards against contamination and extends the shelf life of foods and beverages.

BPA is also used in the manufacture of shatter-resistant bottles, medical devices (including dental sealants), sports safety equipment and compact disc covers. It has been used for more than 50 years.

Aluminum can liners that use BPA are the industry standard and have been used safely for more than 50 years. In fact, they have improved food and beverage safety by providing protection against food-borne diseases.

Today, the only commercially viable lining systems for the mass production of aluminum beverage cans contain BPA. These can coatings have been approved by regulatory agencies worldwide and are the industry standard. They are safe, and we would not use them if we had any concerns about them.

It is important to note that our bottled water and plastic soft drink containers are made from polyethylene terephthalate (PET) plastic, which does not contain BPA.

Aluminum Can Safety

The Coca-Cola Company is very aware of the highly publicized concerns and viewpoints that have been expressed about BPA in recent years.

Our scientists, and the independent scientists with whom we have consulted, have thoroughly reviewed the data and have assured us that our beverage cans pose no public health risk. In addition, government regulators around the world have reviewed the science independently and have repeatedly stated that current levels of exposure to BPA through beverage packaging pose no health risk to the general population, including children.

Our top priority is to ensure the safety and quality of our products and packaging through rigorous standards that meet or exceed government requirements. If we had any concerns about the safety of our packaging, we would not use it.

The Coca-Cola Company

Bisphenol A (BPA) Assessment

A number of studies and reviews conducted in 2010 and 2011, including one study lauded by a leading endocrinologist as being "majestically scientific and cautious," support the prevailing evidence that BPA is safe for humans. **Click here** for information about these studies.

The clear scientific consensus is that there is no risk to the public from the miniscule amounts of BPA found in beverage cans.

That consensus is accurately reflected in the opinions expressed by those regulatory agencies whose missions and responsibilities are to protect the public's health.

Regulatory agencies in Australia, Canada, the European Union, Japan, New Zealand and the United States all have conducted extensive reviews and determined that current levels of exposure to BPA through food and beverage packaging do not pose a health risk to the general population. We believe it is reasonable and appropriate to take the lead from these agencies that regulate our business.

In 2010 and 2011, in response to the highly publicized controversy, some scientific and regulatory groups decided to undertake their own reviews of the existing literature.

- The German Society of Toxicology reviewed the complete body of research – some 5,000 studies – and concluded that BPA exposure represents no noteworthy risk to the health of the human population.
- The Japanese National Institute for Advanced Industrial Science and Technology; the World Health Organization/Food and Agriculture Organization (WHO/FAO); and the European Food Safety Authority (EFSA) also reviewed existing research in 2010 and came to the same conclusion. Learn more about the Japan, WHO/FAO and EFSA reviews.
- EFSA issued a statement in December 2011 reaffirming its position after reviewing a report by the French Agency for Food, Environmental and Occupational Health and Safety (ANSES) on BPA. EFSA noted that its risk assessment (which includes a hazard assessment) was based on the question at hand — the safety of BPA from foods – whereas ANSES conducted a hazard assessment only, which included non-dietary exposure to BPA . Read the full EFSA opinion.

In addition, three new studies (described further below), including one lauded by a leading endocrinologist as being "majestically scientific and cautious," support the prevailing evidence that BPA is safe for humans.

The Coca-Cola Company

Bisphenol A (BPA) Assessment

New Studies That Support The Consensus That BPA Is Safe For Humans

In 2011, the results of three newly published studies reinforced support for the consensus that current levels of exposure to BPA through food and beverage packaging do not pose a health risk to the general population.

- The U.S. Environmental Protection Agency funded one study that showed people intentionally fed diets with high BPA levels had lower levels of BPA in their blood serum than are associated with potentially adverse health effects. (S. Teeguarden, et.al. J.Tox Sci. June 2011)
- The U.S. FDA funded a study that showed animals receiving levels of BPA comparable to Europe's Total Daily Intake criteria had no adverse developmental effects. (S Ferguson et. al. Tox. & Appl. Pharm. 2011: Funded by the U.S. FDA)
- Research conducted at U.S. FDA's National Center for Toxicological Research provided additional evidence that when BPA is ingested, it is metabolized rapidly to compounds that are biologically inactive. (D. Doerge et. al. J. Tox. Sci. August 2011: Funded by the U.S. FDA).

We will continue to monitor and assess the research, regulatory environment, consumer and shareowner interest, and business impacts associated with BPA. In addition, we are closely monitoring public policy discussions and developments and are working with various stakeholders and industry organizations to communicate about the scientific consensus on the safety of BPA.

Alternatives To Can Liners Containing BPA

We continuously look for alternatives to improve our packaging, while maintaining its safety and quality. That's a good business practice that benefits our consumers, our shareowners and our Company. We are balancing the need to address some public perceptions of BPA with the need to be thoughtful, careful stewards of the safety, quality and performance of our products and packaging.

To that end, our chemists, toxicologists and packaging experts are working closely with a network of packaging suppliers – which includes companies that make aluminum beverage cans, companies that make liners for aluminum beverage cans and companies that adhere the linings to the cans – that are all seeking alternatives to can liners containing BPA. We also are working with leading-edge technology companies and research organizations to develop innovations in can linings.

All packaging components that come into contact with food or beverages must undergo safety assessments and stringent testing to be permitted for use by the U.S. FDA or other applicable regulatory authorities.

Any new material, assuming it has all necessary regulatory approvals, also would have to meet our requirements for safety, quality, taste and performance. We would not replace a packaging material we are confident is safe with one that is not proven or effective.

We are aware that a limited number of metal can producers are using an older generation of can lining material as an alternative for some specialty products. Such alternatives do not work for the mass production of aluminum beverage cans, and they do not work for all types of food or beverages.

Efforts To Find A Replacement For Liners Containing BPA

We are confident that all of our packaging is safe. We also recognize that some of our consumers and shareowners have expressed concerns and initiated campaigns to legislate alternatives to can linings containing BPA. While we do not believe such action would be based on sound science, our continuous improvement efforts in this area will help ensure we are prepared for any eventuality so that we can protect our business and our shareowner's interests.

The Coca-Cola Company does not make aluminum cans or epoxy liners – but we are working with a number of packaging suppliers, leading-edge technology companies and research organizations that are seeking possible alternatives. Any new packaging would have to meet both regulatory standards for safety and our stringent requirements for safety, quality, taste and performance, so it is important that we work closely with them.

We have been considering more than a dozen possible options as alternatives to liners containing BPA. Our Company chemists, toxicologists and packaging specialists are working closely with their counterparts at suppliers' companies and research organizations to evaluate and test the safety and functionality of all options.

While we have been asked numerous times to share more information about these efforts, information about status, timelines and materials and processes being evaluated is proprietary to our suppliers' businesses and to their suppliers, and we are not in a position to divulge it.

While we believe our role in this process is important, the metal packaging industry is highly standardized and we are just one company involved in this process.

The Coca-Cola Company

Bisphenol A (BPA) Assessment

Where can I get more information?

More information on BPA can be found on the following organizations' websites.

American Beverage Association
American Chemistry Council
American Council on Science and Health
European Food Safety Authority
Grocery Manufacturers Association
North American Metal Packaging Alliance
U.S. Food and Drug Administration

Excerpt from Company website:
www.thecoca-colacompany.com/contactus/faq/packaging.html

FAQs - Products & Packaging

8. Are your products safe to consume if they are in aluminum cans with liners containing BPA?

All of our products, regardless of the type of packaging used, are safe.

Independent scientists have thoroughly reviewed the data and have assured us that our beverage cans pose no public health risk. Our own scientists also have reviewed the data and are confident about our packaging safety. In addition, the scientific body of evidence has been reviewed independently by several government regulators throughout the world. These regulators have repeatedly stated that current levels of exposure to Bisphenol A (BPA) through beverage packaging pose no health risk to the general population, including children.

Aluminum can liners that use BPA are the industry standard and have been used safely for more than 50 years. In fact, they have improved food and beverage safety by providing protection against food-borne diseases.

A number of studies and reviews conducted in 2010 and 2011, including one study lauded by a leading endocrinologist as being "majestically scientific and cautious," support the prevailing evidence that BPA is safe for humans. Learn more about these studies.

Our top priority is to ensure the safety and quality of our products and packaging through rigorous standards that meet or exceed government requirements. If we had any concerns about the safety of our packaging, we would not use it.

Learn More

The Coca-Cola Company

Aluminum Can Safety


Coca-Cola

The Coca-Cola Company is very aware of the highly publicized concerns and viewpoints that have been expressed about Bisphenol A (BPA) in recent years. In fact, we have had many discussions with advocacy groups, consumers, scientists, government regulators, elected officials, suppliers and others about Coca-Cola and other aluminum cans lined with BPA.

Our scientists, and the independent scientists with whom we have consulted, have thoroughly reviewed the data and have assured us that our beverage cans pose no public health risk. In addition, government regulators around the world have reviewed the science independently and have repeatedly stated that current levels of exposure to BPA through beverage packaging pose no health risk to the general population, including children.

Our top priority is to ensure the safety and quality of our products and packaging through rigorous standards that meet or exceed government requirements. If we had any concerns about the safety of our packaging, we would not use it.

In all of our discussions with stakeholders we have been very transparent and fully disclosed non-proprietary information to assure them that our products are safe. At the same time, we also are prepared to protect our business in any eventuality. All of the information we can share at this time is available here as well as through our assessment document. We encourage our consumers, shareowners, and other stakeholders to review this information as we want them to be as confident in the safety of our products as we are. We will update this information if and when there are any significant developments.

Why do you maintain that the levels of BPA found in aluminum Coke cans are safe?

The clear scientific consensus is that there is no risk to the public from the miniscule amounts of BPA found in Coca-Cola or other beverage cans.

That consensus is accurately reflected in the opinions expressed by those regulatory agencies whose missions and responsibilities are to protect the public's health.

Regulatory agencies in Australia, Canada, the European Union, Japan, New Zealand and the United States all have conducted extensive reviews and determined that current levels of exposure to BPA through food and beverage packaging do not pose a health risk to the general population. We believe it is reasonable and appropriate to take the lead from these agencies that regulate our business.

In 2010 and 2011, in response to the highly publicized controversy, some scientific and regulatory groups decided to undertake their own reviews of the existing literature.

- The German Society of Toxicology reviewed the complete body of research – some 5,000 studies – and concluded that BPA exposure represents no noteworthy risk to the health of the human population.
- The Japanese National Institute for Advanced Industrial Science and Technology; the World Health Organization/Food and Agriculture Organization (WHO/FAO); and the European Food Safety Authority (EFSA) also reviewed existing research in 2010 and came to the same conclusion. Learn more about the Japan, WHO/FAO and EFSA reviews.
- EFSA issued a statement in December 2011 reaffirming its position after reviewing a report by the French Agency for Food, Environmental and Occupational Health and Safety (ANSES) on BPA. EFSA noted that its risk assessment (which includes a hazard assessment) was based on the question at hand — the safety of BPA from foods – whereas ANSES conducted a hazard assessment only, which included non-dietary exposure to BPA . Read the full EFSA opinion.

In addition, three new studies (described below), including one lauded by a leading endocrinologist as being "majestically scientific and cautious," support the prevailing evidence that BPA is safe for humans.

Can you share details of the new studies that support the consensus that BPA is safe for humans?

Yes. In 2011, the results of three newly published studies reinforced support for the consensus that current levels of exposure to BPA through food and beverage packaging do not pose a health risk to the general population.

- The U.S. Environmental Protection Agency funded one study that showed people intentionally fed diets with high BPA levels had lower levels of BPA in their blood serum than are associated with potentially adverse health effects. (S. Teeguarden, et.al. J.Tox Sci. June 2011)
- The U.S. Food and Drug Administration (U.S. FDA) funded a study that showed animals receiving levels of BPA comparable to Europe's Total Daily Intake criteria had no adverse developmental effects. (S Ferguson et. al. Tox. & Appl. Pharm. 2011: Funded by the U.S. FDA)
- Research conducted at FDA's National Center for Toxicological Research provided additional evidence that when BPA is ingested, it is metabolized rapidly to compounds that are biologically inactive. (D. Doerge et. al. J. Tox. Sci. August 2011: Funded by the U.S. FDA).

We will continue to monitor and assess the research, regulatory environment, consumer and shareowner interest, and business impacts associated with BPA. In addition, we are closely monitoring public policy discussions and developments and are working with various stakeholders and industry organizations to communicate about the scientific consensus on the safety of BPA.

Why is BPA in Coke can liners?

BPA is a chemical used worldwide in making thousands of materials, including some plastics, coatings, and adhesives. Virtually all metal cans used for food and beverage products are lined on the inside with a coating that uses BPA as a starting material. This coating guards against contamination and extends the shelf life of foods and beverages.

BPA is also used in the manufacture of shatter-resistant bottles, medical devices (including dental sealants), sports safety equipment and compact disc covers. It has been used for more than 50 years.

We are aware that a limited number of metal can producers are using an older generation of can lining material as an alternative for some specialty products. Such alternatives do not work for the mass production of aluminum beverage cans, and they do not work for all types of food or beverages.

Is BPA found in your PET plastic bottles?

No. Our bottled water and plastic soft drink containers are made from polyethylene terephthalate (PET) plastic, which does not contain BPA.

Are you looking for alternatives to can liners with BPA for Coca-Cola or other beverage cans?

We continuously look for alternatives to improve our packaging, while maintaining its safety and quality. That's a good business practice that benefits our consumers, our shareowners and our Company. We are balancing the need to address some public perceptions of BPA with the need to be thoughtful, careful stewards of the safety, quality and performance of our products and packaging.

To that end, our chemists, toxicologists and packaging experts are working closely with a network of packaging suppliers – which includes companies that make aluminum beverage cans, companies that make liners for aluminum beverage cans and companies that adhere the linings to the cans – that are all seeking alternatives to can liners containing BPA. We also are working with leading-edge technology companies and research organizations to develop innovations in can linings.

All packaging components that come into contact with food or beverages must undergo safety assessments and stringent testing to be permitted for use by the U.S. FDA or other applicable regulatory authorities.

Any new material, assuming it has all necessary regulatory approvals, also would have to meet our requirements for safety, quality, taste and performance. We would not replace a packaging material we are confident is safe with one that is not proven or effective.

Why hasn't Coca-Cola shared more details about your efforts to find a replacement for liners containing BPA?

The Coca-Cola Company does not make aluminum cans or epoxy liners – but we are working with a number of packaging suppliers, leading-edge technology companies and research organizations that are developing possible alternatives. Any new packaging would have to meet both regulatory standards for safety and our requirements for safety, quality, taste and performance, so it is important that our chemists, toxicologists and packaging experts work closely with these parties.

While we have been asked numerous times to share more information about these efforts, information about status, timelines, materials and processes being evaluated is proprietary to our suppliers' businesses and to their suppliers, and we are not in a position to divulge it.

While we believe our role in this process is important, the metal packaging industry is highly standardized and we are just one company involved in this process.

If you are convinced liners containing BPA are safe for Coke and other beverage cans, why are you working with your suppliers to look for alternatives?

We are confident that all of our packaging is safe. We also recognize that some of our consumers and shareowners have expressed concerns and initiated campaigns to legislate alternatives to can linings containing BPA. While we do not believe such action would be based on sound science, our continuous improvement efforts in this area will help ensure we are prepared for any eventuality so that we can protect our business and our consumers' and shareowners' interests.

I've read reports that your shareowners have submitted proposals asking you to eliminate BPA from your cans and you have refused to do so. Is that true?

No. The requests from a few of our shareowners, submitted as Shareowner Proposals at our 2010 and 2011 Annual Meetings, were to create a report on our efforts at Coca-Cola to find an alternative to can liners with BPA. Our position relative to the production of such a report has been publicly available in our Proxy Statements, which can be accessed on our website.

It is also important to note that about 75 percent of the votes cast by our shareowners for the 2011 Annual Meeting were against the proposal for a report.

Why don't you do the report that certain shareowners requested?

All non-proprietary information that could be included is already available here on the Company's website. Information on the materials, status, testing, and timelines would be proprietary to our suppliers' businesses and to their suppliers.

We therefore believe we have substantially implemented the proposal that these shareowners submitted.

Click to see the full comments on these shareowner proposals in our 2010 and 2011 Proxy statements.

What will you do if regulators decide to ban BPA in aluminum cans?

We respect the regulators and will abide by any decisions that they make. We trust that any actions will be based on sound science.

Where can I get more information?

More information on BPA can be found on the following organizations' websites.

American Beverage Association

American Chemistry Council

American Council on Science and Health

European Food Safety Authority

Grocery Manufacturers Association

North American Metal Packaging Alliance

U.S. Food and Drug Administration

Excerpt from Risk Factor Section of
Company's Annual Report on Form 10-K
For the Year Ended December 31, 2010

Changes in, or failure to comply with, the laws and regulations applicable to our products or our business operations could increase our costs or reduce our net operating revenues.

Our Company's business is subject to various laws and regulations in the numerous countries throughout the world in which we do business, including laws and regulations relating to competition, product safety, advertising and labeling, container deposits, recycling or stewardship, the protection of the environment, and employment and labor practices. In the United States, the production, distribution and sale of many of our products are subject to, among others, the Federal Food, Drug, and Cosmetic Act, the Federal Trade Commission Act, the Lanham Act, state consumer protection laws, the Occupational Safety and Health Act, various environmental statutes, as well as various state and local statutes and regulations. Outside the United States, the production, distribution, sale, advertising and labeling of many of our products are also subject to various laws and regulations. Changes in applicable laws or regulations or evolving interpretations thereof, including increased government regulations to limit carbon dioxide and other greenhouse gas emissions as a result of concern over climate change or to limit or eliminate the use of bisphenol-A, or BPA (an odorless, tasteless food-grade chemical commonly used in the food and beverage industries as a component in the coating of the interior of cans), may result in increased compliance costs, capital expenditures and other financial obligations for us and our bottling partners, which could affect our profitability or impede the production or distribution of our products, which could affect our net operating revenues. In addition, failure to comply with environmental, health or safety requirements and other applicable laws or regulations could result in the assessment of damages, the imposition of penalties, suspension of production, changes to equipment or processes or a cessation of operations at our or our bottling partners' facilities, as well as damage to our and the Coca-Cola system's image and reputation, all of which could harm our and the Coca-Cola system's profitability.